SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 10, 2017.

By letter dated November 10, 2017,  the company reported that yesterday it has sold to a non-related third party the amount of 154,929 shares of its controlled company Futuros y Opciones.com SA (FyO) representative of 9.493% of its share capital for an amount of USD 3.04 million, which were fully collected.

As a result of this sale, the company reduced its stake in FyO from 59.6% to 50.1% of the share capital.

The profit of the operation amounts to approximately ARS 42.6 million, and will be recorded in the company's financial statements in the second quarter of fiscal year 2018.

FyO was founded in 1999 as an agricultural online Marketplace and then diversified its business lines. Currently, its main activity is the commercialization of grains (grain brokerage, stockpiling, futures and options, consulting, logistics) and the sale of inputs, both own and third-party products.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 10, 2017